SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Entry into a Material Definitive Agreement

On April 23, 2021, the Company, Dilazar Limited (“Dilazar”), Wigmore Medical Limited (“Wigmore”) and Invasix UK Limited (the “UK JV”) entered into a share exchange agreement (the “Agreement”) whereby, Dilazar (which owns 49% of the UK JV's shares immediately prior to the Agreement, which shares were previously transferred to Dilazar from its wholly-owned subsidiary Wigmore) agreed to sell to the Company all of its outstanding share capital in the UK JV and Wigmore agreed to sell to the Company all of its rights pursuant to the Founders Memorandum of Understanding, dated March 4, 2014, by and between Wigmore and the Company, in exchange for the issuance to Dilazar by the Company in a private placement of 228,956 of the Company’s ordinary shares, par value NIS 0.01. The closing of the transaction contemplated under the Agreement is subject to the satisfaction of customary closing conditions by June 30, 2021. The foregoing summary of the transactions contemplated under the Agreement is subject to, and qualified in its entirety by, the full text of the Agreement, a copy of which is attached hereto as Exhibit 10.1.

Exhibit No.	Description of Exhibit
10.1	Share Exchange Agreement dated April 23, 2021, by and among the Company, Dilazar, Wigmore and the UK JV.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:/s/ Moshe Mizrahy
Moshe Mizrahy

April 26, 2021